July 9, 2012

Mr. Kevin Woody

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:	Equity One, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 29, 2012

File No. 1-13499

Dear Mr. Woody:

On behalf of Equity One, Inc. (the “Registrant”), please find our responses to the comment letter dated June 22, 2012 received from the staff of the Division of Corporation Finance (the “Staff”) regarding the Registrant’s Form 10-K for the year ended December 31, 2011, filed February 29, 2012 (the “10-K”).

Please note that for the Staff’s convenience we have recited the Staff’s comments and provided the Registrant’s response to each comment immediately thereafter.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Overview, page 32

2012 Outlook, page 34

Staff Comment:

1.	We note your response to comment 3 of our letter dated May 16, 2012 and we acknowledge that management is unable to accurately predict whether leases in expiring in coming years will be renewed or replaced at higher or lower rates. However, with a view to disclosure in future Exchange Act periodic reports, please tell us whether management at a given time has access to data that indicates whether current market rents are higher or lower than contractual rents on leases expiring in the next 12 months.

Company Response:

In connection with our annual internal budgeting process, which typically takes place in the fourth quarter of each year, management contacts the Company’s leasing agents and, in some cases, third party market participants (including brokers), in order to form an opinion on the prospects for renewal rates with respect to leases expiring in the upcoming year. This market analysis is often subjective in nature and the ultimate rental rate and trend for a specific shopping center and individual space can vary materially in comparison to general local market conditions.

We acknowledge the Staff’s comment and will disclose within Management’s Discussion and Analysis of Financial Condition and Results of Operations in our future Form 10-K filings the Company’s general belief as to the relationship between market rents and the in-place rents on leases expiring in the coming year. To the extent the Company does not believe it can determine such relationship in a given year, the Company will make a statement to this effect. In addition, we currently include disclosure regarding rental rates with respect to new leases signed as compared to the prior lease rental rates for the same space. We believe that such disclosure provides our investors with a strong sense of market trends.

Staff Comment:

2.	We note your response to comment 5. In future Exchange Act reports, to the extent the “same-property” pool is reduced due to properties designated for significant renovation or expansion, please identify the number and square footage of such properties.

Company Response:

We acknowledge the Staff’s comment and will include in future filings the number and square footage of properties deducted from the same-property pool due to significant renovation or expansion.

If you have any questions regarding the foregoing, please contact the undersigned at (786) 528-1470.

Sincerely,

/s/ Mark Langer
Chief Financial Officer

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